CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.2% (1)

14.	Type of Reporting Person* IN

* See Instructions

(1)  Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.2% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1)  Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.2% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1)  Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.2% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1)  Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,580 shares(2)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,535,580 shares(2)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,580 shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.9% (2)

14.	Type of Reporting Person* PN

* See Instructions

(2)   Beneficial ownership of common stock of the issuer is through warrants to purchase 7,535,580 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,964,420 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,964,420 shares (3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,420 shares (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.1% (3)

14.	Type of Reporting Person* PN

* See Instructions

(3) Beneficial ownership of common stock of the issuer is through warrants to purchase 4,964,420 shares of the issuer’s common stock.  Such warrants were previously subject to an exercise cap that limited the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  Pursuant to the terms of the warrants, such exercise cap ceased to be effective upon the issuer’s disposition of certain investments that had caused the issuer to be subject to certain gaming laws and regulations.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,311,503 shares of the issuer’s common stock outstanding as of March 15, 2011 as reported on the issuer’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108	SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as subsequently amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed with the SEC on April 26, 2010, as subsequently amended by Amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed with the SEC on July 23, 2010 (collectively, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The Investors have not acquired any additional shares of Common Stock.  However, the Exercise Cap (as defined in Item 4) that previously restricted the Investors from holding more than 9.9% of the Company’s Common Stock without regulatory approval is no longer in effect pursuant to the terms of the Warrants.  As described in the Company’s Current Report on Form 8K filed with the SEC on March 3, 2011, which is incorporated by this reference, the Company entered into a comprehensive settlement with certain lenders to Hard Rock Hotel Holdings, LLC terminating the management agreement pursuant to which Morgans Hotel Group Management LLC, a subsidiary of the Company, managed Hard Rock Hotel Holdings, LLC, and the transfer by Hard Rock Hotel Holdings, LLC, to an affiliate of one of such lenders of all of the Company’s indirect interests in the Hard Rock Hotel & Casino.  The Company notified the Investors that it was terminating its registration under applicable Nevada gaming laws as it no longer owned an indirect interest in a Nevada licensee.  Based thereon, on March 22, 2011, the Investors sent a letter to the Company, pursuant to the terms of the Investor Warrants, notifying the Company that the Exercise Cap was no longer in effect.  Such letter is filed herewith as Exhibit 1 and is incorporated herein by reference.

Item 4.                  Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and restated as follows:

The Investors’ warrants to acquire shares of Common Stock of the Company (the “Investor Warrants”) represent rights to acquire an aggregate of 12,500,000 shares of Common Stock subject to certain adjustments.  The Exercise Cap (as defined in the Warrants) that previously restricted the Investors from holding more than 9.9% of the Company’s Common Stock without regulatory approval is no longer in effect pursuant to the terms of the Warrants.  As described in the Company’s Current Report on Form 8K filed with the SEC on March 3, 2011, which is incorporated by this reference, the Company entered into a comprehensive settlement with certain lenders to Hard Rock Hotel Holdings, LLC terminating the management agreement pursuant to which Morgans Hotel Group Management LLC, a subsidiary of the Company, managed Hard Rock Hotel Holdings, LLC, and the transfer by Hard Rock Hotel Holdings, LLC, to an affiliate of one of such lenders of all of the Company’s indirect interests in the Hard Rock Hotel & Casino.  The Company notified the Investors that it was terminating its registration under applicable Nevada gaming laws as it no longer owned an indirect interest in a Nevada licensee.  Based thereon, and on consultation with such counsel, on March 22, 2011, the Investors sent a letter to the Company, pursuant to the terms of the Investor Warrants, notifying the Company that the Exercise Cap was no longer in effect.  Such letter is filed herewith as Exhibit 1 and is incorporated herein by reference.  Exercise of the Warrants is subject to mandatory cashless exercise, which reduces the shares of the Company’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the Company’s common stock at the time of such exercise.  The percent of class of the Company’s common stock beneficially owned by the Reporting Persons is based on 30,311,503 shares of the Company’s common stock outstanding as of March 15, 2011 as reported on the Company’s annual report on form 10-K for the year ended December 31, 2011, as filed on March 16, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.  In addition, two contingent warrants (the “Contingent Warrants”, and collectively with the Investor Warrants, the “Warrants”) held by YAAF II LLC representing rights to acquire 5,000,000 shares of Common Stock, have expired in accordance with their terms prior to vesting.

CUSIP No. 61748W108	SCHEDULE 13D/A

The Investor Warrants are subject to certain anti-dilution protection for issuances below the exercise price, and are subject to customary anti-dilution adjustments for stock splits, recapitalizations and similar events.  The foregoing description of the Warrants is qualified in its entirety by reference to the provisions of the Warrants incorporated by reference in and filed as an exhibit to this Schedule 13D.  The Warrants were purchased from the Company in a negotiated transaction on October 15, 2009.

Pursuant to the Purchase Agreement (more fully described in Item 6 below), the Investors are entitled to appoint a nominee to the Company’s board of directors for so long as they collectively own (or hold rights to acquire through exercise of the Warrants) at least 875,000 shares of Common Stock (subject to adjustment in certain circumstances).  The Investors have appointed Ronald W. Burkle, a Reporting Person, as their nominee to the Company’s board of directors, effective March 20, 2011, as more fully described in the Company’s press release dated March 21, 2011, a copy of which is filed herewith as Exhibit 2.

On April 21, 2010 the Investors agreed to purchase $78 million aggregate principal amount of the Company’s 2.375% Senior Subordinated Convertible Notes due 2014 (the “Convertible Notes”) and purchased such Convertible Notes on April 23, 2010.  On July 16, 2010 the Investors agreed to purchase an additional $10 million aggregate principal amount of the Company’s 2.375% Senior Subordinated Convertible Notes due 2014 and purchased such Convertible Notes on July 21, 2010.  The Convertible Notes are currently not convertible into shares of Common Stock of the Company.  In order to purchase such Convertible Notes, the Investors entered into a Waiver Agreement (the “Waiver Agreement”)  with the Company as more fully described in Item 6 below.  Additionally, on April 21, 2010 the Company and Mellon Investor Services LLC (“Mellon”) amended the Company’s Amended and Restated Stockholder Protection Rights Agreement (the “Rights Agreement”), dated as of October 1, 2009, between the Company and Mellon, as Rights Agent, to exempt the ownership of the Convertible Notes by any person from the determination of the beneficial ownership of Common Stock by such person under the Rights Agreement for so long as the Convertible Notes are not acquired in the two years preceding October 17, 2014 and provided further that at the time the Convertible Notes are acquired the market price of the shares of Common Stock did not exceed the conversion rate applicable to the Convertible Notes. This description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement.

The Reporting Persons intend to closely monitor the Company’s performance and, subject to the covenants and obligations contained in the Purchase Agreement and other agreements pertaining to the Reporting Persons’ beneficial ownership of the Common Stock more fully described in Item 6 below, may modify their plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant by the Reporting Persons.  In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the Purchase Agreement and other agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Company and may communicate with, and express their views to, other persons regarding the Company, including, without limitation, other stockholders of the Company and potential strategic or financing partners.

The Reporting Persons may in the future exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their interests as equity owners.  Depending on their evaluation of the factors listed above, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time, to the extent permitted under the Purchase Agreement and other agreements more fully described in Item 6 below.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:

(1)           the acquisition of additional shares of Common Stock or other securities of the Company, in the open market, through privately negotiated transactions with third parties or otherwise;

CUSIP No. 61748W108	SCHEDULE 13D/A

(2)           the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

(3)           encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

(4)           encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets or one or more of the subsidiaries;

(5)           encouraging, soliciting or voting to approve changes to the composition or size of the Company’s board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Company’s board of directors, or changes to the Company’s management;

(6)           encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

(7)           encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

(8)           encouraging, soliciting or voting to approve changes to the Company’s articles of incorporation or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

(9)           encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company to be quoted on the an inter-dealer quotation system or listed on any national securities exchange;

(10)         encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the Nasdaq National Market or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the Nasdaq National Market or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

(11)         encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

In connection with the activities described above, the Reporting Persons intend to (1) participate in the management of the Company through representation on the board of directors of the Company, including representation on committees of the board of directors (including the corporate governance and nominating committee), and by exercising contractual consent rights with respect to certain extraordinary transactions involving the Company, (2) discuss with management, directors, other stockholders and others the Company’s business, the value of the Company and its business, the Company’s management, potential alternatives and opportunities listed above and others that might affect the value of the Company, (3) express their views and, together with other advisors, provide advice to management, directors, other stockholders and others, and (4) comply with all covenants and obligations contained in each of the agreements pertaining to their beneficial ownership of Common Stock more fully described in Item 6 below.

In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock to the extent the Investors are permitted to do so under the Purchase Agreement (more fully described in Item 6 below).

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 61748W108	SCHEDULE 13D/A

The disclosures set forth in Item 6 below and the Exhibits to this Schedule 13D set forth in Item 7 below are incorporated by reference in this Item 4.  All descriptions of the agreements filed as exhibits to this Schedule 13D are qualified in their entirety by referenced to the agreements as incorporated by reference and filed herein.

Item 5.                  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to delete paragraphs (a)(i) and (a)(ii) in their entirety and replace them with the following:

(a)           (i)  YAAF II is the direct beneficial owner of 7,535,580 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 4,964,420 shares of Common Stock based upon and subject to the Investor Warrants.

(ii)  Based upon the 30,311,503 shares of Common Stock outstanding as of March 15, 2011, as disclosed by the Company in its Annual Report on Form 10-K for the year ended December 31, 2010, as filed on March 16, 2011, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 19.9% and 14.1% of the Common Stock, respectively, and 29.2% of the Common Stock in the aggregate, in each case on a fully diluted basis.

Item 7.                  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Letter by Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. to Morgans Hotelg Group Co., dated as of March 22, 2011.
2.	Press Release, dated March 21, 2011 by Morgans Hotel Group Co.

CUSIP No. 61748W108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2011

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108	SCHEDULE 13D/A

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member